January 22, 2010

Mail Stop 3010

Mr. Steven B. Waters
Vice President
National Partnership Investments Corp.
55 Beattie Place, PO Box 1089
Greenville, SC 29602

       RE: **Real Estate Associates Limited II**
                  Form 10-K for the year ended December 31, 2008
                  Filed March 31, 2009
                  Form 10-Q for the period ended June 30, 2009
                  Filed August 13, 2009
                  File No. 0-09782

Dear Mr. Waters:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Kristi Marrone
                      Staff Accountant